EXHIBIT 4.4

RESOLVED,   that  Paragraph  (A)  of  Article  FOURTH  of  the   Certificate  of
Incorporation of the Corporation be, and it hereby is, amended in its entirety to read as follows:

         The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Forty Million (40,000,000) shares of common stock, par value $2.50 per share (hereinafter called "Common Stock").

         Upon this amendment becoming effective (the "Effective Date"), each of the issued and outstanding shares of Common Stock, par value $10.00 per share, shall, without any action on the part of the holder thereof, be reclassified as and changed into four (4) shares of Common Stock, par value $2.50 per share (the "Stock Split"). The Stock Split shall be accomplished by mailing to each stockholder of record as of the close of business on the Effective Date a certificate representing three additional shares of Common Stock, par value $2.50 per share, for each share of Common Stock, par value $10.00 per share, held by the stockholder on that date; provided, however, that each person holding of record a stock certificate or certificates representing shares of Common Stock, par value $10.00 per share, shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of Common Stock, par value $2.50 per share, to which such person is entitled.

FURTHER RESOLVED,  that the number "198,363" in the second sentence of Paragraph
(C) of Article FOURTH of the Certificate of Incorporation of the Corporation be, and it hereby is, deleted and replaced with the number "793,452."